OPTION AGREEMENT

This Agreement is made as of September 9, 2003

BETWEEN:

ROMARCO MINERALS INC., a corporation incorporated under the laws of Ontario and having an address of Suite 1500, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, facsimile no.: (604) 688-9274

(“Romarco”)

AND:

SEABRIDGE GOLD INC., a corporation incorporated under the laws of Canada and having an address of 172 King Street East, 3rd Floor, Toronto, Ontario, M5A 1J3, facsimile no.: (416) 367-2711

(“Seabridge”)

WHEREAS:

A.	Seabridge has the right to conduct mining exploration and related operations on certain properties known as the Hog Ranch Project located in Washoe County, Nevada; and

B.	Seabridge has determined to grant Romarco an exclusive option to earn a joint venture interest in the Hog Ranch Project.

NOW THEREFORE in consideration of the mutual promises made to each other in this Agreement, Seabridge and Romarco (each a “Party” and collectively the “Parties”) hereby agree as follows:

1.	Representations and Warranties

1.1	Seabridge represents and warrants to Romarco that:

	(a)	Seabridge is a corporation duly organized, validly existing, and in good standing under the laws of Canada.

	(b)	Seabridge has the requisite corporate power and authority:

		(i)	to enter into this Agreement and all other agreements contemplated hereby, and

		(ii)	to carry out and perform its obligations under the terms and provisions of this Agreement and all agreements contemplated hereby.

(c)
All requisite corporate action on the part of Seabridge, and its officers and directors, necessary for the execution, delivery and performance of this Agreement and all other agreements of Seabridge contemplated hereby, have been taken. This Agreement and all agreements and instruments contemplated hereby, when executed and delivered by Seabridge, will be legal, valid, and binding obligations of Seabridge enforceable against Seabridge in accordance with their terms. The execution, delivery and performance of this Agreement will not violate any provision of law; any order of any court or other agency of government; or any provision of any indenture, agreement or other instrument to which Seabridge is a party or by which its properties or assets are bound; or be in conflict with, result in a breach of, or constitute (with due notice and lapse of time) a default under any such indenture, agreement or other instrument. There is no law, rule or regulation, or any judgment, decree or order of any court or governmental authority binding on Seabridge which would be contravened by the execution, delivery, performance or enforcement of this Agreement or any instrument or agreement required hereunder. However, no representation is made as to:

(i)	the remedy of specific performance or other equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby; or

(ii)	rights to indemnity under this Agreement for securities law liability.

Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties;

(d)
Seabridge holds a 100% leasehold interest in the 238 mining claims (the “Property”) which are subject to the terms and conditions of the lease agreement dated November 15, 2000 by and between Seabridge and Platoro West Incorporated (the “Platoro Lease”) which is attached hereto (with amendments) as Schedule “A”, which claims are granted and held pursuant to the United States Mining Law of 1872;

(e)
Seabridge has complied with all of the terms and conditions of the Platoro Lease and is not in default thereunder and the Platoro Lease continues to have legal force and effect in accordance with its terms;

(f)
To the best of its knowledge and belief each of the unpatented claims included in the Property will have been validly located, filed and recorded in compliance with the laws of the State of Nevada and of the United States as they relate to location and recording of such claims; that Seabridge will have timely complied with all of the filing provisions of the Federal Land Policy and Management Act (43 U.S.C. Section 1701, et seq.) as they pertain to the unpatented claims included within the Property and that said claims are valid and subsisting mining claims;

(g)
Seabridge’s rights in the Property are not subject to any prior agreement, encumbrance, burden or restriction, created by any act or instrument of Seabridge; that to the best of Seabridge’s knowledge, the Property is free from liens and encumbrances and other adverse claims by third parties; and that the Property is not burdened with any royalties, overriding royalties, net profits interests or payments on production except for those which are fully described in the Platoro Lease;

(h)
the execution, delivery and performance of this Agreement by Seabridge and the consummation of the transactions contemplated herein, including the transfer of an Interest in the Property to Romarco, does not and will not result in or constitute any of the following: (i) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of Seabridge, or any lease, lien, permit, promissory note, security agreement, commitment, indenture, mortgage, hypothecation, deed of trust or other agreement, instrument or arrangement to which Seabridge is a party or by which it or the Property is bound; (ii) an event that would permit any party to rescind any agreement or accelerate the maturity of any obligation of Seabridge related to the Property; (iii) the creation or imposition of any lien on the Property; or (iv) an event requiring the consent of any other party, including, without limitation, the shareholders of Seabridge; and

(i)
to the best of Seabridge’s knowledge, there are no outstanding work orders or actions required to be taken relating to environmental matters, or any existing condition on the Property which could be the basis therefor, in respect to the Property or any operations thereon and that it has no knowledge of any other environmental issues affecting the Property.

1.2	Romarco represents and warrants to Seabridge that:

	(a)	Romarco is a corporation duly organized, validly existing, and in good standing under the laws of the Province of Ontario, Canada.

	(b)	Romarco is duly registered to do business in the State of Nevada.

	(c)	Romarco has the requisite corporate power and authority:

		(i)	to enter into this Agreement and all other agreements contemplated hereby, and

		(ii)	to carry out and perform its obligations under the terms and provisions of this Agreement and all agreements contemplated hereby.

(d)
All requisite corporate action on the part of Romarco, and its officers and directors, necessary for the execution, delivery and performance of this Agreement and all other agreements of Romarco contemplated hereby, have been taken. This Agreement and all agreements and instruments contemplated hereby, when executed and delivered by Romarco, will be legal, valid, and binding obligations of Romarco enforceable against Romarco in accordance with their terms. The execution, delivery and performance of this Agreement will not violate any provision of law; any order of any court or other agency of government; or any provision of any indenture, agreement or other instrument to which Romarco is a party or by which its properties or assets are bound; or be in conflict with, result in a breach of, or constitute (with due notice and lapse of time) a default under any such indenture, agreement or other instrument. There is no law, rule or regulation, or any judgment, decree or order of any court or governmental authority binding on Romarco which would be contravened by the execution, delivery, performance or enforcement of this Agreement or any instrument or agreement required hereunder. However, no representation is made as to:

		(i)	the remedy of specific performance or other equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby; or

(ii)
rights to indemnity under this Agreement for securities law liability. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties;

(e)
Romarco has obtained all consents, approvals, authorizations, declarations, or filings required by any federal, state, local, or other authority (except the TSX Venture Exchange), or any lenders, creditors, and other third parties in connection with the valid execution, delivery, and performance of this Agreement and the consummation of the transaction contemplated hereby.

(f)
All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Romarco in such manner as not to give rise to any valid claim against Seabridge for a brokerage commission, finder’s fee or other fee or commission arising by reason of the transactions contemplated by this Agreement.

(g)
On the date of this Agreement, 22,006,322 common shares of Romarco are issued and outstanding. Total shares outstanding on a fully diluted basis consist of 23,376,322 shares. When issued, the Share Payments (defined below) will be subject only to those limitations on trading imposed by the TSX Venture Exchange and applicable securities laws. Upon issue, the shares issued as Share Payments will be listed on the TSX Venture Exchange (or on such exchange on which the shares are listed at the time) and Romarco shall have complied with all of the requirements of that exchange for issuing the Share Payments.

1.3          The representations and warranties hereinbefore set out are conditions upon which each of Seabridge and Romarco has relied in entering into this Agreement and shall survive the exercise of the Option, and each of Seabridge and Romarco hereby forever indemnifies and saves the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by it and contained in this agreement.

2.           The Option

2.1          Grant of Option. Seabridge hereby irrevocably grants to Romarco the sole and exclusive option to earn a 60% legal and beneficial interest in the Property and all of Seabridge’s rights, licenses or permits relating thereto (the “Option”) on the terms set out herein. This Agreement shall be effective on the date of acceptance (the “Acceptance Date”) of Romarco entering into this Agreement by the TSX Venture Exchange, provided that if the Acceptance Date does not occur on or before September 30, 2003 this Agreement and the Option shall be terminated and of no further force and effect.

2.2          Option Earn-In. To maintain the Option in good standing and earn its 60% interest in the Property, Romarco must:

(a)
incur Expenditures (as defined in Section 2.3) in the aggregate of two million five hundred thousand dollars ($2,500,000) on or prior to December 31, 2007 (the “Option Period”) with the following minimum cumulative expenditures:

	(i)	a total of $500,000 on or before December 31, 2004;

	(ii)	a total of $1,000,000 on or before December 31, 2005;

	(iii)	a total of $1,650,000 on or before December 31, 2006; and

	(iv)	a total of $2,500,000 on or prior to December 31, 2007; and

	(b)	issue Seabridge one million five hundred thousand (1,500,000) fully paid and non- accessible common shares of Romarco (the “Share Payments”) on the following schedule:

		(i)	200,000 common shares on or before December 31, 2003;

		(ii)	200,000 common shares on or before December 31, 2004;

		(iii)	300,000 common shares on or before December 31, 2005;

		(iv)	300,000 common shares on or before December 31, 2006; and

		(v)	500,000 common shares on or before December 31, 2007.

2.3	Expenditures. For the purposes of Section 2.2(a), the term “Expenditures” means:

	(a)	all Land Holding Fees (as defined in Section 5.1);

	(b)	those costs incurred to perform work on the Property including, without limitation:

		(i)	payments and benefits to personnel engaged in the work program on the Property (including analysis and reports thereon) and such persons’ travelling expenses;

		(ii)	costs of rehabilitation, reclamation or remediation;

		(iii)	disbursements for such third party services as drilling, assaying, geophysics and the like;

		(iv)	staking additional claims which become part of the Property as provided for herein;

		(v)	consulting fees and labour costs;

		(vi)	costs of supplies and making equipment available, and the transportation thereof;

		(vii)	costs of transporting personnel;

		(viii)	title work and the costs of recording same; and

		(ix)	the cost of any acquisition included as part of the Property as provided for herein.

	(c)	an amount equal to 2.5% of the Expenditures set out in Section 2.3(a) and (b), in lieu of general and administrative expenses.

For greater certainty, except as set out in Section 2.3(c), Expenditures shall not include Romarco overheads such as executive or directors salaries, fees or expenses.

2.4          Upon satisfying the conditions of Section 2.2, Romarco will be deemed to have exercised the Option whereupon a 60% interest in the Property shall vest in Romarco (the “Option Vesting”).

3.          Termination of the Agreement

The initial US$500,000 in Expenditures outlined in Section 2.2(a)(i) is a firm obligation of Romarco. All other Expenditures and Share Payments required to keep the Option in good standing as outlined in Section 2.2 are optional at the sole discretion of Romarco and Romarco shall not be required to make any such Payment or incur any such Expenditures unless it wishes to keep the Option in good standing. This agreement may be terminated at any time by Romarco upon giving Seabridge 60 days written notice of termination, provided that such termination will not relieve Romarco of its obligation pursuant to Section 2.2(a)(i) . Until Option Vesting has occurred, this Agreement shall automatically terminate if Romarco fails to:

(a)	pay the Land Holding Fees (as defined in Section 5.1);

(b)	incur the Expenditures, or

(c)	satisfy the Share Payments,

when due and Romarco does not cure such failure within 30 days after notice of such failure from Seabridge. Seabridge will provide Romarco with an invoice for all land holding costs, including advance royalty payments due under the Platoro Lease, no later than 45 days prior to their due date. Romarco will have 15 days to remit such costs to Seabridge.

4.           Information Disclosure

Upon execution of this Agreement and throughout its term, Seabridge will make available to Romarco all information in its possession or control relating to work done on or with respect to the Property.

5.           Rights and Obligations Prior to Option Vesting

5.1         Land Holding Fees. Until the Option Vesting occurs or this Agreement is terminated, Romarco shall be responsible for all obligations associated with the Platoro Lease including:

(a)	paying advance royalty payments to Platoro West set out in the Platoro Lease;

(b)	making all required payments to the U.S. Bureau of Land Management in connection with the Property;

(c)	making required payments to Washoe County, Nevada, for intent-to-hold fees;

and otherwise maintaining the Property in good standing (but excluding, for greater certainty, the $250,000 payment contemplated in Paragraph 5 of the Platoro Lease, as amended by Amending Agreement dated effective September 8, 2003) (the “Land Holding Fees”), and any costs incurred in connection therewith shall be included as Expenditures pursuant to Section 2.3. Until Option Vesting occurs, neither party shall be entitled to create any liens or encumbrances against title to the Property or to alter the terms of any agreements affecting title to the Property including, without limitation, the Platoro Lease, without the prior written approval of the other party.

5.2          Work Standards. All work done by Romarco shall be done in accordance with good mining, exploration and development practice and in compliance with all applicable laws and regulations including all reclamation obligations.

5.3          Indemnity. Until the Option Vesting occurs Romarco shall indemnify and save harmless Seabridge from and against all suits, claims, demands, losses and expenses that directly arise as a result of Romarco’s activities on the Property.

5.4          Annual Reports. Until the Option Vesting occurs, Romarco shall provide Seabridge with annual reports indicating any results and interpretations obtained or received in connection with exploration or development work on the Property and an accounting of expenditures which were incurred. The annual report will be submitted to Seabridge on or before 90 days following the anniversary of the Acceptance Date of each successive year. Notwithstanding such disclosure by Romarco, it shall not have any liability or responsibility to Seabridge in connection with any reports or results that it provides to Seabridge, or any information contained therein, and Seabridge agrees that it will rely on its own appraisals and interpretations related thereto.

5.5          Site Visits. Until the Option Vesting occurs, Seabridge may visit the Property and have access to all exploration results from the Property, provided reasonable notice is given to Romarco and the costs of any such visits shall be borne by Seabridge and Romarco shall be held blameless and shall be indemnified by Seabridge for any claim or liability arising out of any actions by or the presence of Seabridge or its employees on the Property. Seabridge acknowledges and agrees that Romarco shall not bear any responsibility or liability for any use of any information so obtained by Seabridge or as to the accuracy or completeness of such information.

5.6          Exclusive Possession. Until the Option Vesting occurs, Romarco will be the operator of the Property and in its sole discretion shall be responsible for proposing, carrying out and administering exploration and development work upon the Property and shall have exclusive charge of all operations on the Property. Romarco shall have full rights of access to and quiet and exclusive possession of the Property and have the exclusive right to conduct exploration and development work on the Property, with the full right to remove mineral samples and ores for the purpose of assays and tests, and to have such buildings, machinery, equipment and supplies on the Property as it deems necessary.

5.7         Dropping Claims. Until the Option Vesting occurs, and upon providing Seabridge with notice to that effect, Romarco may relinquish to Seabridge one or more of the claims comprising the Property, provided that if notice of relinquishment of claims is provided between June 30 and August 31, in any year, Romarco shall be responsible for paying the filing fees and claim maintenance costs to keep such claims in good standing for the next year, whereupon Romarco shall have no further obligations with respect to such claims. In the event that at any time, until the Option Vesting occurs, Romarco has dropped or transferred to Seabridge the claims which comprise the whole of the Property, then this Agreement shall thereupon terminate and Romarco shall have no further obligations or responsibilities in respect of the Property or to Seabridge. If Romarco wishes to withdraw from this Agreement prior to the Option Vesting occurring or wishes to drop or abandon any claims comprising the Property in accordance with the terms hereof, it must complete all its cleanup, rehabilitation and reclamation obligations with respect to any work it has conducted hereunder with respect to the claims comprising the Property or the claims to be dropped, in accordance with all applicable regulations.

5.8          Assignment. During the Option, neither party will assign, dispose or otherwise transfer any interest in the Agreement or in the Property to any third party except with the consent of the other party, such consent not to be unreasonably withheld.

6.           The Joint Venture

6.1          Joint Venture Agreement. Upon the Option Vesting occurring, a joint venture agreement in the form attached hereto as Schedule “B” will be deemed to have been entered into between Seabridge and Romarco, provided that the parties may, by mutual consent, enter into such other form of agreement as is acceptable to both parties.

6.2          Increase in Interest. Upon the Option Vesting occurring, Romarco shall have a one-time further option to increase its interest in the Property from 60% to 65% by agreeing to fund 100% of the costs to complete a Feasibility Study (as defined in Section 6.3) within three (3) years of electing to do so as herein provided. Within 90 days of Option Vesting, Romarco shall notify Seabridge in writing (the “Notice Date”) whether it elects either (i) to complete a Feasibility Study within three (3) years of the Notice Date; or (ii) remain at a 60% interest.

6.3          Feasibility Study. For the purposes of Paragraph 6.2, a “Feasibility Study” means a study in a form customarily required by third-party financing organizations showing the feasibility of placing the Property into production, in such form and detail and using such assumption as to mineral prices customarily used in determining the viability of mining projects such as the Property and including a reasonable assessment of the mineable mineral reserves and their amenability to milling, a complete description of the work, equipment and supplies required to bring the Property into production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations supported by explanations of the following information:

(a)	a description of that part of the Property to be covered by the proposed mine,

(b)	the estimated recoverable reserves of minerals and the estimated composition and content thereof, including the effect of grade, dilution and impurities,

(c)	the proposed procedure for development, mining and production,

(d)	results of milling amenability tests (if any),

(e)
the nature and extent of the facilities, if any, proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities necessary or desirable, in which event the study shall also include a preliminary design for such mill, and the proposed mill site location, if any, or appropriate provisions for custom milling facilities,

(f)
the total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements,

(g)	the results of all environmental impact studies for the Property and costs of such studies,

(h)	the period in which it is proposed the Property shall be brought to production,

(i)
working capital requirements for the initial four (4) months of operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances by the party doing the study,

(j)	estimates of shutdown and reclamation costs, and

(k)	the net present value of the Property.

Furthermore, during the period Romarco has elected to complete a Feasibility Study, Romarco shall be responsible for all Land Holding Fees, and any costs incurred in connection therewith.

If Romarco fails to complete the Feasibility Study within three (3) years of the Notice Date, or elects not to continue with its efforts to complete such a study and so advises Seabridge in writing, Romarco shall have forfeited its right to increase its Interest to 65% and Romarco’s interest in the Joint Venture will remain at 60% notwithstanding any expenditures Romarco may have made toward a Feasibility Study.

6.4          Joint Venture Interests. Upon formation of the Joint Venture, Romarco and Seabridge in accordance with their respective Interests will thereafter share all expenditures and obligations relating to the Property in accordance with their respective interests, all as set out in the Joint Venture Agreement.

GENERAL

7.           Right of First Offer

Each party shall have a right of first offer on any proposed transfer, assignment or other disposition (“Sell”) by the other party of all or any portion of the interest in this Agreement. A party that wishes to Sell all or any portion of its interest in this Agreement shall first offer to Sell same to the other party for a price and on terms established by the party proposing to Sell. If the other party does not accept such offer within 30 days, the party proposing to Sell shall, for a period of 90 days, be entitled to Sell its offered interest in this Agreement, as the case may be, to a third party for the same or greater price and on the same terms or terms no more favourable to the third party.

8.           Area of Interest

During the term of this Agreement, should either party acquire and/or stake claims, exploration permits, mining leases or any other form of mineral rights or interest therein (“Additional Property”) within an area of interest as lying within the Property and the area lying within two (2) miles of the outer boundaries of the Property (“Area of Interest”) the Additional Property shall immediately become part of the Property. If no Joint Venture is formed hereunder, this Area of Interest obligation shall terminate when the Agreement terminates.

9.           Confidentiality and Press Releases

Seabridge agrees that the entering into of this Agreement and all data and information provided to or received by Seabridge from Romarco with respect to the Property shall be treated as confidential. Seabridge shall not disclose such information to third parties without obtaining the prior written consent of Romarco, such consent not to be unreasonably withheld, unless law or regulatory authority having jurisdiction requires the disclosure. Neither party shall make any publication or declaration or publicly divulge any information relating to the Property or this Agreement without obtaining the prior consent in writing from the other party. Such consent shall not be unreasonably withheld and cannot be withheld where applicable law requires public disclosure of such information. Each party shall provide no less than 24 hours advance notice to the other party to review any press release or public disclosure that it proposes with respect to this Agreement or the Property.

10.          Force Majeure

No party hereto shall be liable to the others and no party hereto shall be deemed in default under this Agreement for any failure or delay to perform any of its obligations within the times specified under this Agreement if such failure or delay is caused by or arises out of any act not within the control of the party, excluding lack of funds but including, without limitation, acts of God, strikes, lockouts, or other industrial disputes, acts of the public enemy, riots, fire, storm, flood, explosion, government restriction, aboriginal land claims, failure to obtain any approvals required from regulatory authorities, including environmental protection agencies, unavailability of equipment, interference of third party specific interests groups or other causes whether of the kind enumerated above or otherwise which is not reasonably within the control of the party. No right of a party shall be affected for failure or delay of the party to meet any condition of this Agreement, which failure or delay is caused by one of the events above referred to, and all times provided for in this Agreement shall be extended for a period commensurate with the period of the delay, and so far as possible the party affected will take all reasonable steps to remedy the delay caused by the events above referred to provided, however, that nothing contained in this section shall require any party to settle any industrial dispute or to test the constitutionality of any law enacted by any State or the Federal Government. Any party relying on the provisions of this section shall forthwith give notice to the other party of the commencement of such event and of its termination.

11.         Entire Agreement

This Agreement including Schedules “A” and “B” hereto, constitutes the entire Agreement between Seabridge and Romarco pertaining to the Property and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written between Seabridge and Romarco, and there are no warranties, representations or other agreements between Seabridge and Romarco in connection with the Property except as set forth herein.

12.          Headings

Headings in this Agreement are for reference and convenience only with no legal significance and do not expand, amend, alter or influence in any way the substantive provisions of the sections to which they refer.

13.          Currency

References in this Agreement to monetary amounts are expressed in United States dollars.

14.          Further Assurances and Agreements

Each of the parties to this Agreement shall take all such further steps and execute all such further and other documentation as may be necessary in order to more fully give effect to the provisions of this Agreement.

15.          Counterparts

This Agreement may be executed in one or more counterparts, or by facsimile, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

16.          Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Ontario.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

ROMARCO MINERALS INC.		SEABRIDGE GOLD INC.

By:		By:
	Diane Garrett		Rudi Fronk
	President and CEO		President and CEO

SCHEDULE A

The Property

(Mining Lease Agreement and amendments thereto Between Seabridge and Platoro)

SCHEDULE B

JOINT VENTURE AGREEMENT